UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 9 )*
MOHAWK INDUSTRIES, INC.
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
60819010
(CUSIP Number)
Mr. Jeffrey S. Lorberbaum
2001 Antioch Road
Dalton, Georgia 30721
(706) 277-1100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 15, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	60819010	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON Jeffrey S. Lorberbaum

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		8,649,418

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,139,313

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,649,418

WITH	10	SHARED DISPOSITIVE POWER

		2,139,313

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,788,731

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	15.7%

14	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	60819010	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON Mark Lorberbaum

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		452,017

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		308,193

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		452,017

WITH	10	SHARED DISPOSITIVE POWER

		308,193

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	760,210

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.1%

14	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	60819010	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON Suzanne L. Helen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		5,100

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,139,313

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,100

WITH	10	SHARED DISPOSITIVE POWER

		2,139,313

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,144,413

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.1%

14	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	60819010	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON The Alan S. Lorberbaum Family Foundation 58-6368036

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		168,193

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		168,193

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	168,193

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	.2%

14	TYPE OF REPORTING PERSON*

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	60819010	Page 6 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON Aladdin Partners, L.P. 58-2237243

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		8,414,619

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,414,619

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,414,619

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.3%

14	TYPE OF REPORTING PERSON*

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	60819010	Page 7 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON ASL Management Corporation 58-2235816

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		8,414,619

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,414,619

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,414,619

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.3%

14	TYPE OF REPORTING PERSON*

	CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	60819010	Page 8 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON JMS Group Limited Partnership 58-2543689

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,831,120

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,831,120

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,831,120

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.7%

14	TYPE OF REPORTING PERSON*

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	60819010	Page 9 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON SJL Management Company, LLC 58-2541963

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,831,120

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,831,120

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,831,120

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.7%

14	TYPE OF REPORTING PERSON*

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	60819010	Page 10 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON Cuddy Holdings LP 46-0509050

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		140,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		140,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	140,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	.2%

14	TYPE OF REPORTING PERSON*

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	60819010	Page 11 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON Helm Management Corporation 75-3088381

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		140,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		140,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	140,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	.2%

14	TYPE OF REPORTING PERSON*

	CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 60819010	Page 12 of 16 Pages
AMENDMENT NO. 9 TO SCHEDULE 13D
     This Amendment No. 9 to Schedule 13D is being jointly filed to bring current the Lorberbaum Family holdings in Mohawk Industries, Inc. (“Mohawk”) to reflect the changes in holdings of Mohawk Common Stock, par value $0.01 per share, (“Common Stock”), since the filing of Amendment No. 8 that individually did not constitute “material” changes in beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934 and the related regulations. Amendment No. 9 is being filed by Jeffrey S. Lorberbaum, Mark Lorberbaum, Suzanne L. Helen, Aladdin Partners, L.P., ASL Management Corporation, JMS Group Limited Partnership, SJL Management Company, LLC, The Alan S. Lorberbaum Family Foundation, Cuddy Holdings LP and Helm Management Corporation (joint filers, together, referred to as the “Reporting Persons”), pursuant to a Joint Filing Agreement dated March 7, 2003, to amend, in accordance with Rule 101(a)(2)(ii) of Regulation S-T, the Statement on Schedule 13D jointly filed on March 7, 1994, as amended by Amendment No. 1 filed on April 6, 1994, as amended by Amendment No. 2 filed on February 7, 1995, as amended by Amendment No. 3 filed on June 28, 1996, as amended by Amendment No. 4 filed on February 25, 1998, as amended by Amendment No. 5 filed on January 18, 2002, as amended by Amendment No. 6 filed on March 10, 2003, as amended by Amendment No. 7 filed on December 3, 2003 and as amended by Amendment No. 8 filed on April 3, 2007 (this Amendment No. 9 and the previous filings on Schedule 13D herein referred to as the “Schedule 13D”). The original filing and Amendment Nos. 1 through 4 were filed by Alan S. Lorberbaum (deceased), Shirley Lorberbaum (deceased), Jeffrey S. Lorberbaum, Mark Lorberbaum, Suzanne L. Helen, S.H. Sharpe, Joseph Yarbrough, The Jeffrey Lorberbaum Life Trust, The Mark Lorberbaum Life Trust, The Suzanne L. Helen Life Accumulation Trust, Stephen Sharpe, Lynne Mozley, The Lauren A. Lorberbaum Accumulation Trust, The Brian Lorberbaum Accumulation Trust, The Katherine N. Helen Accumulation Trust, The Jan Erik Helen Accumulation Trust, Barry L. Hoffman, Aladdin Partners, L.P., and ASL Management Corporation pursuant to a joint Filing Agreement dated as of March 7, 1994. Alan S. Lorberbaum (deceased), Shirley Lorberbaum (deceased), S.H. Sharpe, Joseph Yarbrough, The Jeffrey Lorberbaum Life Trust, The Mark Lorberbaum Life Trust, The Suzanne L. Helen Life Accumulation Trust, Stephen Sharpe, Lynne Mozley, The Lauren A. Lorberbaum Accumulation Trust, The Brian Lorberbaum Accumulation Trust, The Katherine N. Helen Accumulation Trust, The Jan Erik Helen Accumulation Trust and Barry L. Hoffman are no longer considered part of the “group” for reporting on a Schedule 13D.
     Amendment No. 9 to the Schedule 13D is being filed to amend information provided in Item 5 primarily related to disposition transactions and certain pro rata distributions. Reference is made to previously filed amendments to the Schedule 13D for information in Items not appearing in this filing as a result of there being no changes in those Items.
     It should be noted that on July 20, 2010 Mark Lorberbaum resigned from a position of control of SJL Management Company, LLC that controls 1,831,120 shares of Common Stock held in the name of JMS Group Limited Partnership. As a result of his resignation as a member in SJL Management and a receipt of his pro rata shares in JMS Group Limited Partnership, he no longer shares control over most of the shares held for the benefit of Lorberbaum family members (the only exception being the 140,000 shares held in the name of Cuddy Holdings LP, in which he is one of three family control persons and the 168,193 shares held by The Alan S. Lorberbaum Family Foundation of which he is one of the three trustees) and, therefore, by the joint filing of the Schedule 13D does not concede to Mark Lorberbaum being considered as part of a “group” controlling Mohawk Common Stock for the benefit of Lorberbaum family members.

CUSIP NO. 60819010	Page 13 of 16 Pages
Item 5. Interest in Securities of the Issuer.
     Item 5 is amended and supplemented by replacing the information previously filed with the following:
     (a) (b) Schedule I hereto sets forth the number of shares of Common Stock owned of record and which may be deemed to be beneficially owned by each of the Reporting Persons, and is incorporated herein by this reference.
     In the aggregate, the Reporting Persons may be deemed beneficially to own 11,245,848 shares of Common Stock, or 16.4% (based upon 68,645,180 shares of Common Stock outstanding as of February 21, 2011 as disclosed in Mohawk’s Annual Report on Form 10-K for the year ended December 31, 2010 plus exercisable options held by Jeffrey). Each Reporting Person listed in Item 5(a) hereby expressly declares that the filing of this statement shall not be construed as an admission that such Reporting Person is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the beneficial owner of any of the listed securities, except with respect to shares of Common Stock for which each Reporting Person has sole voting and dispositive power unless otherwise stated herein or that the Reporting Persons are a “group” pursuant to Section 13(d)(3) of the Exchange Act.
     (c) Item 5(c) is amended and supplemented by the information previously filed under this item with the following:
     On April 20, 2007, Aladdin Partners, L.P. sold an aggregate of 194,254 shares of Common Stock in the open market for an average price of $92.81 per share and sold another 180,941 shares of Common Stock in the open market on May 9, 2007 for an average price of $100.64 per share. On July 31, 2009, Aladdin Partners, L.P. distributed 8,819 shares of Common Stock to S.H. Sharpe on a pro rata basis in exchange for his partnership interests in Aladdin Partners, L.P.
     On August 31, 2009, JMS Group Limited Partnership distributed to a trust for benefit of Mark Lorberbaum on pro rata basis in redemption of a portion of his limited partnership interest an aggregate of 356,282 shares of Common Stock. On July 20, 2010, JMS Group Limited Partnership distributed 548,202 shares of Common Stock to a trust for benefit of Mark Lorberbaum on a pro rata basis in exchange for his remaining partnership interests in JMS Group Limited Partnership.
     On June 2, 2005, Mark Lorberbaum sold an aggregate of 11,825 shares of Mohawk Common Stock in the open market at an average price of $84.00 and another 11,825 shares on June 7, 2005 at an average price of $84.56. On March 27, 2006, in connection with his termination of his employment with Mohawk, Mark Lorberbaum exercised vested employee stock options for an aggregate of 10,500 shares and sold all 10,500 shares in the open market on May 24, 2007 at an average price of $98.00 per share. From September 8, 2009 through September 11, 2009, Mark Lorberbaum sold through his trust in the open market an aggregate of 356,282 shares of Common Stock at prices ranging from $49.04 to $49.85 per share. On February 25, 2011 and February 28, 2011, Mark Lorberbaum sold through his trust an aggregate of 50,000 shares of Mohawk Common Stock in the open market at prices ranging from $57.94 to $58.94 per share. On March 15, 2011, Mark Lorberbaum sold through his trust another 50,000 shares in the open market at prices

CUSIP NO. 60819010	Page 14 of 16 Pages
ranging from $58.02 to $58.16 per share. He currently has beneficial ownership through his trust (and thus sole voting/disposition power) of 452,017 shares of Common Stock
     As of the date of this report, Jeffrey S. Lorberbaum has direct beneficial ownership (and thus sole voting/disposition power) of 213,105 shares of Common Stock. Most of the increase in the shares held were the result of the exercise of two stock options on December 7, 2010 for an aggregate of 10,000 shares of which 5,362 shares were surrendered to Mohawk for the payment of the exercise payments and withholding taxes. Other additions include 18,068 shares for which options awarded under Mohawk’s Equity Incentive Plan had vested since April 3, 2007. Jeffrey S. Lorberbaum currently holds options to purchase 21,500 shares all of which are exercisable within 60 days of this report.
     Since the filing of Amendment No. 8 to the Schedule 13D, The Alan S. Lorberbaum Family Foundation has either gifted or sold for donation of the proceeds an aggregate of 33,768 shares for the benefit of unrelated third party charitable beneficiaries.

CUSIP NO. 60819010	Page 15 of 16 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 15, 2011

/s/ Jeffrey S. Lorberbaum
JEFFREY S. LORBERBAUM

/s/ Donald E. Meyer, by Power of Attorney
MARK LORBERBAUM

/s/ Suzanne L. Helen
SUZANNE L. HELEN

THE ALAN S. LORBERBAUM FAMILY FOUNDATION
By	/s/ Suzanne L. Helen
SUZANNE L. HELEN, CHAIR PERSON

CUDDY HOLDINGS LP
By	/s/ Jeffrey S. Lorberbaum
HELM MANAGEMENT CORPORATION
GENERAL PARTNER JEFFREY S. LORBERBAUM, PRESIDENT OF HELM MANAGEMENT CORPORATION

HELM MANAGEMENT CORPORATION
By	/s/ Jeffrey S. Lorberbaum
JEFFREY S. LORBERBAUM, PRESIDENT

CUSIP NO. 60819010	Page 16 of 16 Pages

ALADDIN PARTNERS, L.P.
By	ASL MANAGEMENT CORPORATION, GENERAL PARTNER

By	/s/ Jeffrey S. Lorberbaum
JEFFREY S. LORBERBAUM,
CHIEF EXECUTIVE OFFICER

ASL MANAGEMENT CORPORATION
By	/s/ Jeffrey S. Lorberbaum
JEFFREY S. LORBERBAUM,
CHIEF EXECUTIVE OFFICER

JMS GROUP LIMITED PARTNERSHIP
By	SJL MANAGEMENT COMPANY, LLC, GENERAL PARTNER

By	/s/ Jeffrey S. Lorberbaum
JEFFREY S. LORBERBAUM, MEMBER

SJL MANAGEMENT COMPANY, LLC
By	/s/ Jeffrey S. Lorberbaum
JEFFREY S. LORBERBAUM, MEMBER

CUSIP NO. 60819010
1
SCHEDULE I

	Beneficial		Percent of	Sole Voting and		Shared Voting and
Name	Ownership(1)		Outstanding(2)	Dispos. Power		Dispos. Power(3)
Jeffrey Lorberbaum	10,788,731	(4)	15.7%	8,649,418	(5)	2,139,313	(6)
Mark Lorberbaum	760,210	(7)	1.1%	452,017	(8)	308,193	(9)
Suzanne L. Helen	2,144,413	(10)	3.1%	5,100		2,139,313	(6)
The Alan S. Lorberbaum Family Foundation	168,193		.2%	168,193		0
Aladdin Partners, L.P.	8,414,619		12.3%	8,414,619		0
ASL Management Corporation	8,414,619	(11)	12.3%	8,414,619	(11)	0
JMS Group Limited Partnership	1,831,120		2.7%	1,831,120		0
SJL Management Company, LLC	1,831,120	(12)	2.7%	1,831,120	(12)	0
Cuddy Holdings LP	140,000		.2%	140,000		0
Helm Management Corporation	140,000	(13)	.2%	140,000	(13)	0

(1)	Shares of Common Stock which may be deemed to be beneficially owned by each Reporting Person. The Reporting Persons disclaim beneficial ownership of certain of these shares, as is more fully set forth in Item 5 of this schedule.

CUSIP NO. 60819010
2

(2)	Based upon 68,645,180 shares of Common Stock outstanding as of February 21, 2011 as disclosed in Mohawk’s Annual Report on Form 10-K for the year ended December 31, 2010.

(3)	Shares of Common Stock over which the respective Reporting Person may be deemed to have shared voting and dispositive power.

(4)	Includes 8,414,619 shares held by Aladdin Partners, Inc. (the “Aladdin Partners”). Jeffrey S. Lorberbaum, as the majority general partner of Aladdin Partners and as president and sole owner of ASL Management Corporation (“ASL”), the other general partner of Aladdin Partners, has sole voting and dispositive power with respect to all such shares. Includes 140,000 shares held by Cuddy Holdings LP (“Cuddy”). Jeffrey S. Lorberbaum, as president and one-third owner of Helm Management Corporation (“Helm Management”), the general partner of Cuddy, shares voting and dispositive power with respect to such shares but disclaims beneficial ownership in the shares held by Cuddy in which he does not have a pecuniary interest. Includes 168,193 shares held by The Alan S. Lorberbaum Family Foundation (the “Foundation”) of which Jeffrey S. Lorberbaum is a trustee and thus may be deemed to share voting and dispositive power with respect to such shares. Includes 1,831,120 held by JMS Group Limited Partnership (“JMS, L.P.”). Jeffrey S. Lorberbaum, as a member of SJL Management Company, LLC (“SJL, LLC”), the majority general partner of JMS, L.P., has shared voting and dispositive power with respect to all such shares. Includes 194 shares held by Jeffrey S. Lorberbaum in an employer sponsored 401(k) plan, 21,500 shares issuable upon exercise of employee stock options which are exercisable within 60 days of this report and 213,105 shares directly held.

(5)	Includes 8,414,619 shares held by Aladdin Partners, which Jeffrey S. Lorberbaum has sole voting and dispositive power with respect to all such shares, 194 shares held in an employer sponsored 401(k) plan, 21,500 shares issuable upon exercise of employee stock options which are exercisable within 60 days of this report and 213,105 shares directly held.

(6)	Includes 1,831,120 held by JMS L.P., the general partner of which is SJL, LLC, of which both Jeffrey S. Lorberbaum and Suzanne Helen are members, 140,000 shares held by Cuddy, the general partner of which is Helm Management, of which both Jeffrey S. Lorberbaum, Mark Lorberbaum and Suzanne Helen each hold a one-third interest, and 168,193 shares held by the Foundation of which Jeffrey S. Lorberbaum, Mark Lorberbaum and Suzanne Helen are trustees and thus may be deemed to share voting and dispositive power with respect to all such shares.

(7)	Includes 448,202 shares held by a trust in which Mark Lorberbaum is the trustee and holds a pecuniary interest and 3,815 shares held in the Mohawk 401(k) plan. Includes the 140,000 shares held by Cuddy, of which Mark Lorberbaum shares voting and dispositive power with respect to such shares by virtue of owning a one-third interest in the general partner and 168,193 shares held by the Foundation of which Mark Lorberbaum is one of three trustees and as a result has shared voting and dispositive power with respect to such shares. Does not include 8,414,619 shares held by the Aladdin Partners of which Mark Lorberbaum is a limited partner.

(8)	Includes 3,815 shares held by Mark Lorberbaum in an employer sponsored 401(k) plan and 448,202 shares held in his trust.

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(9)	Includes the 140,000 shares held by Cuddy, of which Mark Lorberbaum shares voting and dispositive power with respect to such shares by virtue of owning a one-third interest in the general partner and 168,193 shares held by the Foundation of which Mark Lorberbaum is one of three trustees and as a result has shared voting and dispositive power with respect to such shares.

(10)	Includes 1,831,120 held by JMS L.P., the general partner of which is SJL, LLC, of which Suzanne Helen is a member, and as a result may have shared voting and dispositive power with respect to all such shares. Includes 168,193 shares held by the Foundation of which Suzanne Helen is Chairperson and one of the trustees and as a result has shared voting and dispositive power with respect to all such shares. Includes 5,100 shares held directly. Includes the 140,000 shares held by Cuddy, which Suzanne Helen shares voting and dispositive power with respect to such shares by virtue of owning a one-third interest in the general partner. Does not include 8,414,619 shares held by the Aladdin Partners, of which Suzanne Helen is a limited partner.

(11)	Shares held by Aladdin Partners. ASL, as a general partner of Aladdin Partners, shares voting and dispositive power with respect to all such shares.

(12)	Shares held by JMS, L.P. SJL, LLC, as the general partner of JMS L.P., shares voting and dispositive power with respect to all such shares.

(13)	Shares held by Cuddy. Helm Management, as the general partner of Cuddy, shares voting and dispositive power with respect to all such shares.